October 29, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Melissa Walsh

Stephen Krikorian

Re:	Fang Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed May 15, 2018

File No. 001-34862

Ladies and Gentlemen:

On behalf of Fang Holdings Limited (the “Company”), we submit this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 15, 2018 relating to the above referenced filing in connection with the Form 20-F for the year ended December 31, 2017 filed on May 15, 2018 (the “2017 Form 20-F”).

The Company submits the following responses to the Staff’s comments (the numbered paragraph below correspond to the numbered paragraph of the Staff’s comment letter, which has been retyped herein in bold for your ease of reference).

Form 20-F for the Fiscal Year Ended December 31, 2017

Operating and Financial Review and Prospects

Operating Results

Key Operating and Financial Performance Metrics, page 62

1.	We note your response to prior comment 1 that there have been no items similar to the one-off tax impact excluded from non-GAAP net income/(loss) in 2015. Nonetheless, you should provide for the income tax effects related to adjustments to arrive at non-GAAP net income/(loss). In this regard, you should include an adjustment for the income taxes related to all of the reconciling items. For example, in your presentation of non-GAAP net income/(loss) and non-GAAP net income/(loss) attributable to Fang Holdings Limited shareholders for the three and six months ended June 30, 2018, we note that you add back the expense related to the change in fair value of equity securities, without subtracting the income tax benefit associated with this charge. Please provide us with your revised computation of non-GAAP net income/(loss) and non-GAAP net income/(loss) attributable to Fang Holdings Limited shareholders to be included in the future filings.

austin	beijing	boston	brussels	hong kong	los angeles	new york	palo alto

san diego	san francisco	seattle	shanghai	washington, dc	wilmington, de

Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

October 29, 2018

RESPONSE: In response to the Staff’s comment, the Company submits the following revised computation of non-GAAP net income/(loss) for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30, 2018
Reconciliation of net income and non-GAAP net income	2015	2016	2017	2018
	(U.S. dollars in thousands)
GAAP net income (loss)	(15,133)	(169,635)	21,704	(71,442)
Reconciliation items:
Share-based compensation	4,008	9,477	7,218	8,567
Impairment on investments	-	2,232	2,768	-
Other non-operating income		-	4,562	-
Realized gain on available-for-sale securities		-	(2,736)	-
Investment income	(1,333)	(13,864)	(6,692)	(2,052)
Change in fair value of securities	-	-	(518)	122,569
Subtotal	2,675	(2,155)	4,602	129,084
Tax impact of reconciliation items	(601)	(1,422)	(1,249)	(31,693)
One-off tax impact(1)	(61,162)	-	-	-
Non-GAAP net income (loss)	(74,221)	(173,212)	25,057	25,949

(1)	One-off tax impact recognized in 2015 represents the reversal of deferred tax liabilities in relation to the reversal of withholding tax. Three of our PRC subsidiaries’ obtained the certificates of “Software Enterprise” with effect from January 1, 2013. Accordingly, our three subsidiaries were entitled to a reduced enterprise income tax rate of 12.5% for 2015, 2016 and 2017.

* * * * *

Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

October 29, 2018

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the 20-F, please do not hesitate to contact Ms. Dan Ouyang of this firm at 86-10-6529-8308.

Sincerely yours,

Wilson Sonsini Goodrich & Rosati
Professional Corporation

/s/ Dan Ouyang

cc:	Fang Holdings Limited

Vincent Tianquan Mo, Executive Chairman

Frank Hua Lei, Chief Financial Officer

Wilson Sonsini Goodrich & Rosati, P.C.

Barry E. Taylor